                                                                     EXHIBIT III
                               AGL Resources Inc.



        Filing Type:  U-6B-2
        Description: Certificate of Notification of Security Issue Period Ended: December 31, 2000

                               Table of Contents

--------------------------------------------------------------------------------

                                     U-6B-2

Form U-6B-2...............................................................  1-2
Exhibit III (A)...........................................................  3-6

                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-6B-2

                          CERTIFICATE OF NOTIFICATION

Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


Certificate  is filed by AGL Resources Inc. on behalf of AGL Capital Corporation

     This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.  Type of security or securities.

     Commercial Paper Notes


2.  Issue, renewal or guaranty.

     Issue


3.  Principal amount of each security.

     See Exhibit III (A)


4.  Rate of interest per annum of each security:

     See Exhibit III (A)


5.  Date of issue, renewal or guaranty of each security.

     See Exhibit III (A)


6.  If renewal of security, give date of original issue.

     N/A


7.  Date of maturity of each security.

     See Exhibit III (A)


8.  Name of persons to whom each security was issued, renewed or guaranteed.

     AGL Capital Corporation


8.  Collateral given with each security.

     N/A

9.  Consideration received for each security.

     See Exhibit III (A)


11. Application of proceeds of each security.

     Capital expenditures, acquisitions, repayment of debt, short term investments, working capital, or other corporate uses.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of
    Section 6(a) because of:

     (a) the provisions contained in the first sentence of Section 6(b). [X]

     (b) the provisions contained in the fourth sentence of Section 6(b).

     (c) the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

         The maturity date thereof shall not be more than 270 days form the date of issue.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

         N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         N/A

                                                                                      Exhibit III (A)

                             Commercial Paper Transactions - October 2000

Date               Issuer                Amount       Rate       Proceeds         Discount     Maturity

06-Oct-00    SunTrust Equity      $   10,000,000.00  6.60%  $    9,992,666.67  $    7,333.33  10-Oct-00
06-Oct-00    Merrill Lynch        $   14,000,000.00  6.70%  $   13,989,577.78  $   10,422.22  10-Oct-00
06-Oct-00    Merrill Lynch        $   50,000,000.00  6.77%  $   49,943,583.33  $   56,416.67  12-Oct-00
11-Oct-00    SunTrust Equity      $    1,000,000.00  6.67%  $      999,814.72  $      185.28  12-Oct-00
06-Oct-00    SunTrust Equity      $   40,000,000.00  6.77%  $   39,947,344.44  $   52,655.56  13-Oct-00
06-Oct-00    Wachovia Securities  $   37,000,000.00  6.77%  $   36,951,293.61  $   48,706.39  13-Oct-00
06-Oct-00    Merrill Lynch        $   20,000,000.00  6.77%  $   19,973,672.22  $   26,327.78  13-Oct-00
06-Oct-00    Wachovia Securities  $   35,000,000.00  6.77%  $   34,931,180.56  $   68,819.44  16-Oct-00
16-Oct-00    Wachovia             $   25,000,000.00  6.86%  $   24,995,236.11  $    4,763.89  17-Oct-00
17-Oct-00    Wachovia             $   24,000,000.00  6.72%  $   23,995,520.00  $    4,480.00  18-Oct-00
18-Oct-00    Merrill Lynch        $   25,000,000.00  6.60%  $   24,995,416.67  $    4,583.33  19-Oct-00
16-Oct-00    Wachovia             $   11,500,000.00  6.83%  $   11,491,272.78  $    8,727.22  20-Oct-00
13-Oct-00    Merrill Lynch        $   40,000,000.00  6.75%  $   39,947,500.00  $   52,500.00  20-Oct-00
19-Oct-00    Merrill Lynch        $   25,000,000.00  6.65%  $   24,995,381.94  $    4,618.06  20-Oct-00
23-Oct-00    Wachovia Securities  $    3,500,000.00  6.65%  $    3,499,353.47  $      646.53  24-Oct-00
06-Oct-00    SunTrust Equity      $   10,000,000.00  6.80%  $    9,960,333.33  $   39,666.67  27-Oct-00
06-Oct-00    Wachovia Securities  $   40,000,000.00  6.80%  $   39,811,111.11  $  188,888.89  31-Oct-00
06-Oct-00    SunTrust Equity      $   29,300,000.00  6.80%  $   29,150,570.00  $  149,430.00  02-Nov-00
13-Oct-00    Wachovia             $   30,000,000.00  6.77%  $   29,887,166.67  $  112,833.33  02-Nov-00
06-Oct-00    SunTrust Equity      $   25,700,000.00  6.80%  $   25,549,512.22  $  150,487.78  06-Nov-00
10-Oct-00    Merrill Lynch        $   20,000,000.00  6.80%  $   19,898,000.00  $  102,000.00  06-Nov-00
06-Oct-00    SunTrust Equity      $   10,000,000.00  6.80%  $    9,935,777.78  $   64,222.22  09-Nov-00
06-Oct-00    Wachovia Securities  $   30,000,000.00  6.80%  $   29,807,333.33  $  192,666.67  09-Nov-00
06-Oct-00    Merrill Lynch        $    1,000,000.00  6.80%  $      993,577.78  $    6,422.22  09-Nov-00
06-Oct-00    SunTrust Equity      $   25,000,000.00  6.80%  $   24,820,555.56  $  179,444.44  13-Nov-00
06-Oct-00    Merrill Lynch        $   71,000,000.00  6.80%  $   70,490,377.78  $  509,622.22  13-Nov-00
20-Oct-00    Wachovia Securities  $   20,000,000.00  6.77%  $   19,902,211.11  $   97,788.89  15-Nov-00
06-Oct-00    SunTrust Equity      $    3,000,000.00  6.80%  $    2,976,766.67  $   23,233.33  16-Nov-00
06-Oct-00    Merrill Lynch        $   20,000,000.00  6.80%  $   19,845,111.11  $  154,888.89  16-Nov-00
06-Oct-00    Merrill Lynch        $   50,000,000.00  6.80%  $   49,612,777.78  $  387,222.22  16-Nov-00
06-Oct-00    SunTrust Equity      $   18,575,000.00  6.80%  $   18,417,112.50  $  157,887.50  20-Nov-00
10-Oct-00    Wachovia Securities  $   20,000,000.00  6.80%  $   19,845,111.11  $  154,888.89  20-Nov-00
10-Oct-00    SunTrust Equity      $   20,000,000.00  6.80%  $   19,845,111.11  $  154,888.89  20-Nov-00
12-Oct-00    Merrill Lynch        $   15,500,000.00  6.78%  $   15,386,152.50  $  113,847.50  20-Nov-00
06-Oct-00    SunTrust Equity      $   50,000,000.00  6.80%  $   49,556,111.11  $  443,888.89  22-Nov-00
06-Oct-00    SunTrust Equity      $      425,000.00  6.80%  $      421,226.94  $    3,773.06  22-Nov-00
06-Oct-00    Wachovia Securities  $   50,000,000.00  6.80%  $   49,499,444.44  $  500,555.56  28-Nov-00
12-Oct-00    SunTrust Equity      $    5,000,000.00  6.78%  $    4,952,916.67  $   47,083.33  01-Dec-00
12-Oct-00    SunTrust Equity      $   15,000,000.00  6.78%  $   14,830,500.00  $  169,500.00  11-Dec-00
12-Oct-00    Wachovia             $   20,000,000.00  6.78%  $   19,774,000.00  $  226,000.00  11-Dec-00
13-Oct-00    SunTrust Equity      $   30,000,000.00  6.78%  $   29,666,650.00  $  333,350.00  11-Dec-00
06-Oct-00    Wachovia Securities  $   20,000,000.00  6.80%  $   19,735,555.56  $  264,444.44  15-Dec-00
23-Oct-00    Wachovia Securities  $    3,200,000.00  6.77%  $    3,168,105.78  $   31,894.22  15-Dec-00
25-Oct-00    Wachovia Securities  $    7,500,000.00  6.77%  $    7,409,733.33  $   90,266.67  28-Dec-00
27-Oct-00    Merrill Lynch        $   14,000,000.00  6.78%  $   13,836,526.67  $  163,473.33  28-Dec-00
31-Oct-00    Wachovia Securities  $   10,000,000.00  6.80%  $    9,915,000.00  $   85,000.00  15-Dec-00
31-Oct-00    Wachovia Securities  $   10,000,000.00  6.80%  $    9,922,555.56  $   77,444.44  11-Dec-00
31-Oct-00    SunTrust Equity      $   19,000,000.00  6.80%  $   18,816,966.67  $  183,033.33  21-Dec-00
                                  -----------------         -----------------  -------------
             Monthly Totals       $1,074,200,000.00         $1,068,288,776.48  $5,911,223.52
                                  =================         =================  =============

                                                                                     Exhibit III (A)


                           Commercial Paper Transactions - November 2000

Date               Issuer             Amount       Rate      Proceeds        Discount     Maturity
01-Nov-00    SunTrust Equity      $ 11,300,000.00  6.80%  $ 11,193,277.78  $  106,722.22  21-Dec-00
02-Nov-00    Merrill Lynch        $ 20,000,000.00  6.78%  $ 19,789,066.67  $  210,933.33  28-Dec-00
02-Nov-00    SunTrust Equity      $ 18,000,000.00  6.78%  $ 17,833,890.00  $  166,110.00  21-Dec-00
02-Nov-00    Wachovia Securities  $ 18,000,000.00  6.78%  $ 17,813,550.00  $  186,450.00  27-Dec-00
06-Nov-00    Wachovia Securities  $ 33,000,000.00  6.78%  $ 32,782,475.00  $  217,525.00  11-Dec-00
06-Nov-00    SunTrust Equity      $ 24,000,000.00  6.82%  $ 23,863,600.00  $  136,400.00  06-Dec-00
08-Nov-00    Wachovia Securities  $  2,500,000.00  6.80%  $  2,484,416.67  $   15,583.33  11-Dec-00
09-Nov-00    Merrill Lynch        $  5,000,000.00  6.75%  $  4,996,250.00  $    3,750.00  13-Nov-00
09-Nov-00    Merrill Lynch        $ 10,000,000.00  6.78%  $  9,905,833.33  $   94,166.67  29-Dec-00
09-Nov-00    Merrill Lynch        $  5,000,000.00  6.75%  $  4,996,250.00  $    3,750.00  13-Nov-00
10-Nov-00    Merrill Lynch        $  5,000,000.00  6.75%  $  4,997,187.50  $    2,812.50  13-Nov-00
09-Nov-00    Wachovia Securities  $ 10,000,000.00  6.75%  $  9,992,500.00  $    7,500.00  13-Nov-00
09-Nov-00    SunTrust Equity      $ 10,000,000.00  6.78%  $  9,920,900.00  $   79,100.00  21-Dec-00
13-Nov-00    SunTrust Equity      $ 25,000,000.00  6.78%  $ 24,835,208.33  $  164,791.67  18-Dec-00
13-Nov-00    Merrill Lynch        $ 50,000,000.00  6.78%  $ 49,736,333.33  $  263,666.67  11-Dec-00
13-Nov-00    Merrill Lynch        $ 36,000,000.00  6.78%  $ 35,810,160.00  $  189,840.00  11-Dec-00
13-Nov-00    Wachovia Securities  $ 15,000,000.00  6.78%  $ 14,872,875.00  $  127,125.00  28-Dec-00
15-Nov-00    Wachovia Securities  $ 21,500,000.00  6.79%  $ 21,325,629.03  $  174,370.97  28-Dec-00
16-Nov-00    SunTrust Equity      $    500,000.00  6.80%  $    496,977.78  $    3,022.22  18-Dec-00
16-Nov-00    SunTrust Equity      $  3,000,000.00  6.80%  $  2,981,866.67  $   18,133.33  18-Dec-00
16-Nov-00    Merrill Lynch        $ 25,000,000.00  6.80%  $ 24,811,111.11  $  188,888.89  26-Dec-00
16-Nov-00    Merrill Lynch        $ 35,000,000.00  6.80%  $ 34,821,500.00  $  178,500.00  13-Dec-00
16-Nov-00    Merrill Lynch        $ 13,000,000.00  6.80%  $ 12,899,322.22  $  100,677.78  27-Dec-00
20-Nov-00    SunTrust Equity      $ 14,500,000.00  6.80%  $ 14,431,527.78  $   68,472.22  15-Dec-00
20-Nov-00    Wachovia Securities  $ 12,000,000.00  6.80%  $ 11,950,133.33  $   49,866.67  12-Dec-00
20-Nov-00    Merrill Lynch        $ 12,000,000.00  6.80%  $ 11,945,600.00  $   54,400.00  14-Dec-00
22-Nov-00    SunTrust Equity      $  6,500,000.00  6.80%  $  6,480,355.56  $   19,644.44  08-Dec-00
22-Nov-00    SunTrust Equity      $ 45,500,000.00  6.80%  $ 45,396,866.67  $  103,133.33  04-Dec-00
28-Nov-00    Wachovia Securities  $ 50,000,000.00  6.80%  $ 49,990,555.56  $    9,444.44  29-Nov-00
28-Nov-00    Wachovia Securities  $ 10,000,000.00  6.80%  $  9,998,111.11  $    1,888.89  29-Nov-00
29-Nov-00    SunTrust Equity      $ 12,000,000.00  6.95%  $ 11,962,933.33  $   37,066.67  15-Dec-00
29-Nov-00    Wachovia Securities  $ 20,000,000.00  6.89%  $ 19,977,033.33  $   22,966.67  05-Dec-00
29-Nov-00    Wachovia Securities  $ 30,000,000.00  6.90%  $ 29,925,250.00  $   74,750.00  12-Dec-00
30-Nov-00    SunTrust Equity      $  5,000,000.00  7.35%  $  4,956,104.17  $   43,895.83  12-Jan-01
                                  ---------------         ---------------  -------------
             Monthly Totals       $613,300,000.00         $610,174,651.26  $3,125,348.74
                                  ===============         ===============  =============

                                                                                  Exhibit III (A)

                         Commercial Paper Transactions - December 2000

Date              Issuer             Amount      Rate      Proceeds       Discount     Maturity
05-Dec-00   Wachovia Securities  $18,000,000.00  7.20%  $17,996,400.00  $    3,600.00  06-Dec-00
01-Dec-00   Wachovia Securities  $14,400,000.00  7.00%  $14,352,400.00  $   47,600.00  18-Dec-00
04-Dec-00   SunTrust Equity      $22,000,000.00  6.90%  $21,940,966.67  $   59,033.33  18-Dec-00
12-Dec-00   Wachovia Securities  $12,000,000.00  7.20%  $11,985,600.00  $   14,400.00  18-Dec-00
13-Dec-00   Merrill Lynch        $40,000,000.00  7.08%  $39,960,666.67  $   39,333.33  18-Dec-00
18-Dec-00   Merrill Lynch        $50,000,000.00  7.13%  $49,990,097.22  $    9,902.78  19-Dec-00
18-Dec-00   Merrill Lynch        $10,000,000.00  7.13%  $ 9,996,038.89  $    3,961.11  20-Dec-00
18-Dec-00   Merrill Lynch        $50,000,000.00  7.13%  $49,980,194.44  $   19,805.56  20-Dec-00
19-Dec-00   Merrill Lynch        $46,000,000.00  7.10%  $45,990,927.78  $    9,072.22  20-Dec-00
20-Dec-00   Merrill Lynch        $ 6,000,000.00  7.10%  $ 5,998,806.67  $    1,193.33  21-Dec-00
20-Dec-00   Merrill Lynch        $50,000,000.00  7.10%  $49,990,138.89  $    9,861.11  21-Dec-00
21-Dec-00   Merrill Lynch        $13,000,000.00  7.10%  $12,997,436.11  $    2,563.89  22-Dec-00
05-Dec-00   Wachovia Securities  $16,500,000.00  7.15%  $16,427,904.17  $   72,095.83  27-Dec-00
08-Dec-00   Merrill Lynch        $ 7,500,000.00  7.00%  $ 7,470,833.33  $   29,166.67  28-Dec-00
21-Dec-00   Wachovia Securities  $23,000,000.00  8.10%  $22,937,900.00  $   62,100.00  02-Jan-01
22-Dec-00   SunTrust Equity      $25,000,000.00  8.10%  $24,938,125.00  $   61,875.00  02-Jan-01
26-Dec-00   Wachovia Securities  $ 5,100,000.00  8.10%  $ 5,091,967.50  $    8,032.50  02-Jan-01
27-Dec-00   SunTrust Equity      $25,000,000.00  8.10%  $24,966,250.00  $   33,750.00  02-Jan-01
04-Dec-00   SunTrust Equity      $10,000,000.00  7.50%  $ 9,937,500.00  $   62,500.00  03-Jan-01
06-Dec-00   SunTrust Equity      $ 6,700,000.00  7.60%  $ 6,660,395.56  $   39,604.44  03-Jan-01
11-Dec-00   SunTrust Equity      $ 4,000,000.00  7.65%  $ 3,980,450.00  $   19,550.00  03-Jan-01
21-Dec-00   SunTrust Equity      $10,000,000.00  8.10%  $ 9,970,750.00  $   29,250.00  03-Jan-01
20-Dec-00   Wachovia Securities  $20,000,000.00  8.20%  $19,908,888.89  $   91,111.11  09-Jan-01
26-Dec-00   Wachovia Securities  $10,500,000.00  8.10%  $10,466,925.00  $   33,075.00  09-Jan-01
26-Dec-00   SunTrust Equity      $ 3,000,000.00  8.10%  $ 2,990,550.00  $    9,450.00  09-Jan-01
19-Dec-00   SunTrust Equity      $ 3,000,000.00  8.00%  $ 2,895,333.33  $  104,666.67  10-Jan-01
27-Dec-00   SunTrust Equity      $   618,000.00  8.10%  $   616,053.30  $    1,946.70  10-Jan-01
28-Dec-00   SunTrust Equity      $50,000,000.00  8.10%  $49,842,500.00  $  157,500.00  11-Jan-01
01-Dec-00   SunTrust Equity      $ 6,000,000.00  7.40%  $ 5,948,200.00  $   51,800.00  12-Jan-01
04-Dec-00   SunTrust Equity      $15,000,000.00  7.50%  $14,878,125.00  $  121,875.00  12-Jan-01
06-Dec-00   SunTrust Equity      $13,331,000.00  7.55%  $13,216,371.92  $  114,628.08  16-Jan-01
14-Dec-00   Wachovia Securities  $ 3,000,000.00  7.95%  $ 2,978,137.50  $   21,862.50  16-Jan-01
22-Dec-00   Merrill Lynch        $ 1,000,000.00  8.10%  $   994,375.00  $    5,625.00  16-Jan-01
21-Dec-00   Merrill Lynch        $15,000,000.00  8.10%  $14,908,875.00  $   91,125.00  17-Jan-01
21-Dec-00   Merrill Lynch        $ 2,900,000.00  8.05%  $ 2,882,491.25  $   17,508.75  17-Jan-01
19-Dec-00   SunTrust Equity      $10,000,000.00  8.00%  $ 9,933,333.33  $   66,666.67  18-Jan-01
12-Dec-00   SunTrust Equity      $25,195,000.00  7.50%  $24,995,539.58  $  199,460.42  19-Jan-01
15-Dec-00   SunTrust Equity      $50,000,000.00  7.97%  $49,612,569.44  $  387,430.56  19-Jan-01
15-Dec-00   SunTrust Equity      $10,000,000.00  7.97%  $ 9,922,513.89  $   77,486.11  19-Jan-01
20-Dec-00   Wachovia Securities  $ 2,000,000.00  8.10%  $ 1,986,500.00  $   13,500.00  19-Jan-01
12-Dec-00   Wachovia Securities  $ 5,000,000.00  7.60%  $ 4,956,722.22  $   43,277.78  22-Jan-01
28-Dec-00   SunTrust Equity      $14,000,000.00  8.10%  $13,921,250.00  $   78,750.00  22-Jan-01
27-Dec-00   SunTrust Equity      $ 2,000,000.00  8.10%  $ 1,986,950.00  $   13,050.00  25-Jan-01
26-Dec-00   Merrill Lynch        $ 9,700,000.00  8.15%  $ 9,625,336.94  $   74,663.06  29-Jan-01
27-Dec-00   SunTrust Equity      $ 1,510,000.00  8.10%  $ 1,498,788.25  $   11,211.75  29-Jan-01
22-Dec-00   Merrill Lynch        $15,500,000.00  8.10%  $15,363,987.50  $  136,012.50  30-Jan-01
08-Dec-00   SunTrust Equity      $ 7,500,000.00  7.55%  $ 7,415,062.50  $   84,937.50  31-Jan-01
14-Dec-00   Wachovia Securities  $ 2,000,000.00  7.95%  $ 1,978,800.00  $   21,200.00  31-Jan-01
14-Dec-00   Merrill Lynch        $ 5,000,000.00  7.97%  $ 4,946,866.67  $   53,133.33  31-Jan-01
19-Dec-00   SunTrust Equity      $ 3,000,000.00  8.00%  $ 2,970,000.00  $   30,000.00  02-Feb-01
21-Dec-00   Merrill Lynch        $ 6,000,000.00  8.00%  $ 5,938,666.67  $   61,333.33  05-Feb-01
26-Dec-00   SunTrust Equity      $ 3,000,000.00  8.10%  $ 2,970,975.00  $   29,025.00  07-Feb-01
20-Dec-00   SunTrust Equity      $25,000,000.00  8.20%  $24,715,277.78  $  284,722.22  08-Feb-01


                                                                                 Exhibit III (A)

                       Commercial Paper Transactions - December 2000 (continued)

Date        Issuer               Amount          Rate    Proceeds          Discount       Maturity
22-Dec-00   SunTrust Equity      $ 1,000,000.00  8.00%   $   989,111.11    $   10,888.89  09-Feb-01
27-Dec-00   SunTrust Equity      $ 2,564,000.00  8.10%   $ 2,538,616.40    $   25,383.60  09-Feb-01
28-Dec-00   SunTrust Equity      $ 1,941,000.00  8.10%   $ 1,922,220.82    $   18,779.18  09-Feb-01
27-Dec-00   Merrill Lynch        $12,000,000.00  8.00%   $11,869,333.33    $  130,666.67  14-Feb-01
27-Dec-00   Merrill Lynch        $ 4,500,000.00  8.00%   $ 4,450,000.00    $   50,000.00  15-Feb-01
28-Dec-00   Wachovia Securities  $30,000,000.00  8.00%   $29,673,333.33    $  326,666.67  15-Feb-01
11-Dec-00   Wachovia Securities  $50,000,000.00  7.40%   $49,239,444.44    $  760,555.56  23-Feb-01
06-Dec-00   SunTrust Equity      $20,000,000.00  7.35%   $19,624,333.33    $  375,666.67  08-Mar-01
07-Dec-00   SunTrust Equity      $ 1,000,000.00  7.35%   $   980,604.17    $   19,395.83  12-Mar-01
12-Dec-00   Merrill Lynch        $ 1,000,000.00  7.32%   $   979,463.33    $   20,536.67  23-Mar-01
11-Dec-00   SunTrust Equity      $45,000,000.00  7.35%   $44,016,937.50    $  983,062.50  28-Mar-01
11-Dec-00   Wachovia Securities  $21,000,000.00  7.33%   $20,542,485.83    $  457,514.17  28-Mar-01
11-Dec-00   Wachovia Securities  $25,000,000.00  7.33%   $24,455,340.28    $  544,659.72  28-Mar-01
11-Dec-00   Wachovia Securities  $50,000,000.00  7.33%   $48,910,680.56    $1,089,319.44  28-Mar-01

                              -----------------       -----------------    -------------
             Monthly Totals   $1,068,959,000.00       $1,061,019,619.29    $7,939,380.71
                              =================       =================    =============

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